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13012985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASCENTAGE ADVISORS, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 PILLSBURY STREET, SUITE 405
                                   (No. and Street)

CONCORD   NH   03301
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THEODORE CHUMAS   (603) 227-0500
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
                            (Name – if individual, state last, first, middle name)

800 SOUTH STREET, SUITE 300   WALTHAM   MA   02453
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/7/13

OATH OR AFFIRMATION

I, __R. DREW OGDEN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__ASCENTAGE ADVISORS, LLC_____ , as

of _____DECEMBER 31_____ , 20 _12_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MARY LLOYD PEACOCK, Notary Public

This report ** contains (check all applic**My Commission Expires January 13, 2015**

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

Kahn, Litwin, Renza & Co., Ltd.
Certified Public Accountants and Business Consultants

KLR

ASCENTAGE ADVISORS, LLC

Financial Statements
and Supplementary Information

Years Ended December 31, 2012 and 2011

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

*Certified Public Accountants
and Business Consultants*

ASCENTAGE ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2012 and 2011

Member of The Leading Edge Alliance



*Certified Public Accountants
and Business Consultants*

INDEPENDENT AUDITORS' REPORT

To the Members of
Ascentage Advisors, LLC:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Ascentage Advisors, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of The Leading Edge Alliance



Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

Certified Public Accountants
and Business Consultants

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascentage Advisors, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Kahn, Litwin, Renza + Co., Ltd.

February 21, 2013

Member of The Leading Edge Alliance



ASCENTAGE ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
Assets		
Cash	$ 31,019	$ 26,606
Accounts receivable	-	3,000
Total Assets	$ 31,019	$ 29,606
Liabilities and Members' Equity		
Accrued expenses	$ 6,452	-
Members' capital	24,567	29,606
Total Liabilities and Members' Equity	$ 31,019	$ 29,606

See accompanying notes to the financial statements and independent auditors' report.　　　3



ASCENTAGE ADVISORS, LLC
STATEMENTS OF INCOME (LOSS)
Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Consulting income	$ 1,054,810	$ 201,689
Investment income	3	3
	1,054,813	201,692
Expenses:		
Payments made to members	671,450	138,000
Professional fees	363,995	49,144
Regulatory fees	9,502	3,805
Office expenses	7,226	6,851
Taxes other	4,708	1,168
Travel	1,229	861
Insurance	1,057	100
Dues and subscriptions	260	486
Franchise tax	250	457
Bank charges	175	13
	1,059,852	200,885
Net income (loss)	$ (5,039)	$ 807

See accompanying notes to the financial statements and independent auditors' report.

4



ASCENTAGE ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2012 and 2011

	Members' Equity
Balance, December 31, 2010	$ 28,799
Net income	807
Balance, December 31, 2011	29,606
Net loss	(5,039)
Balance, December 31, 2012	$ 24,567



ASCENTAGE ADVISORS, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities:		
Net income (loss)	$ (5,039)	$ 807
Changes in operating assets and liabilities:		
Accounts receivable	3,000	13,423
Accrued expenses	6,452	-
Net cash provided by operating activities	4,413	14,230
Cash, beginning of year	26,606	12,376
Cash, end of year	$ 31,019	$ 26,606


ASCENTAGE ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 2012 and 2011

1. **Nature of Operations**

Ascentage Advisors, LLC (the Company) was organized in the State of Delaware on January 27, 2005 to conduct business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities, arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

2. **Summary of Significant Accounting Policies**

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement. Accordingly, management recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company is a Limited Liability Company and is taxed as a partnership for federal income tax purposes whereby its members report all items of income and loss on their individual income tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2009, 2010 and 2011 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 21, 2013, which is the date these financial statements were available to be issued.


3. **Subordinated Liabilities**

The Company did not have any subordinated liabilities at any time during the year.

4. **Net Capital Requirements**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1.

The Company's net capital as computed under Rule 15c3-1 was $24,567 and $26,606 at December 31, 2012 and 2011, respectively, which exceeded required net capital of $5,000 by $19,567 and $21,606, respectively. The Company's ratios of aggregate indebtedness to net capital were 0.26 to 1 and 0% at December 31, 2012 and 2011, respectively.

5. **Revenue Concentration**

For the year ended December 31, 2012, two customers accounted for approximately 92% of revenue. For the year ended December 31, 2011, four customers accounted for approximately 87% of revenue.

6. **Related Party Transactions**

The Company is co-located with a sister entity, Ascentage Group, LLC (the Sister). Under an agreement dated June 30, 2005, the Sister provides certain services to the Company for various administrative services and use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2012 and 2011, the Company paid $3,000 of management fees to its Sister to cover these expenses.

7. **Supplemental Cash Flow Information**

During 2012 and 2011, the Company expended $835 and $1,625, respectively, on state taxes.


8.   **Guarantees, Contingencies and Commitments**

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the approximately $3,000 per year that is pays to its Sister under an agreement dated June 30, 2005, as described in Note 6.

ASCENTAGE ADVISORS, LLC
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2012 and 2011

	2012	2011
Aggregate indebtedness:		
Accrued expenses	$ 6,452	$ -
Net capital:		
Members' capital	$ 24,567	$ 29,606
Adjustments to net capital:		
Accounts receivable	-	(3,000)
Net capital, as defined	$ 24,567	$ 26,606
Net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirement	$ 19,567	$ 21,606
Ratio of aggregate indebtedness to net capital	0.26 to 1	0%

Following is a reconciliation of the Company's December 31, 2012 unaudited Part IIA of Form X-17A-5 filed previously to the Company's net capital as calculated above. No material differences existed between the Company's net capital calculated above and the amount reported on the December 31, 2011 unaudited Form X-17A-5 Part IIA filing:

Net capital as reported on Part IIA of Form X-17A-5	$ 31,019
Net audit adjustments	(6,452)
Net capital as above	$ 24,567

ASCENTAGE ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Years Ended December 31, 2012 and 2011

Ascentage Advisors, LLC is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

*Certified Public Accountants
and Business Consultants*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Ascentage Advisors, LLC:

In planning and performing our audits of the financial statements of Ascentage Advisors, LLC (the Company), as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

KLR

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

*Certified Public Accountants
and Business Consultants*

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza + Co., Ltd.

February 21, 2013

13

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

KLR

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

*Certified Public Accountants
and Business Consultants*

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO SIPC ASSESSMENT RECONCILIATION

To the Members of
Ascentage Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Ascentage Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences and no adjustments.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment applied.

14

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

*Certified Public Accountants
and Business Consultants*

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kahn Litwin, Renza + Co., Ltd.

February 21, 2013

15

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
066920   FINRA   DEC
ASCENTAGE ADVISORS LLC        11*11
2 PILLSBURY ST STE 501
CONCORD NH 03301-3623
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 2,637

   B. Less payment made with SIPC-6 filed (exclude interest)   (308   )

       July 23, 2012
        Date Paid

   C. Less prior overpayment applied   (0   )

   D. Assessment balance due or (overpayment)   2,329

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,329

   H. Overpayment carried forward $(0   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ASCENTAGE ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 29th day of JANUARY, 20 13

MANAGING PARTNER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
     Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 1,054,810

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ 1,054,810

2e. General Assessment @ .0025 $ 2,637

(to page 1, line 2.A.)

2